CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2019 and 2018

	2019	2018
Assets		
Current assets:		
Cash and cash equivalents	$ 2,314,593	$ 2,017,276
Receivable from clearing agent	460,599	321,599
Other receivables	1,109,651	744,781
Prepaid expenses	4,759	1,461
Current portion of notes receivable	4,834	22,292
Total current assets	3,894,436	3,107,409
Property and equipment, net	5,268	6,810
Goodwill - customer acquisition	300,000	300,000
Notes receivable, less current portion	3,333	6,667
	$ 4,203,037	$ 3,420,886
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 1,820,849	$ 1,309,995
Accounts payable	180,378	88,347
Accrued retirement	12,000	12,000
Legal settlements - current portion	200,000	25,000
Total current liabilities	2,213,227	1,435,342
Legal settlements, less current portion	200,000	-
Total liabilities	2,413,227	1,435,342
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	1,602,434	1,798,168
Total stockholders' equity	1,789,810	1,985,544
	$ 4,203,037	$ 3,420,886

See accompanying notes.